# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nvni Group Limited, CIK 0001965143
CUSIP: G50716102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001
Date of event which requires filing of this statement: 07/03/2025
Filed by CIK 0001994208
Persons authorized to receive notices and communications: Pierre Schurmann, c/o Nvni Group Limited, P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001, 55 11 5642-3370

## Reporting persons
- Pierre Schurmann (CIK 0001994208): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); source of funds: other (OO); sole voting power 314,351,676; shared voting power 0; sole dispositive power 14,351,676; shared dispositive power 0; aggregate amount beneficially owned 14,351,676 (15.55% of the class)
  Comment: 1. 1,010,326 shares of Nvni Group Limited's (the "Issuer") ordinary shares, par value $0.00001 per share ("Ordinary Shares") are held directly by Labsyl Ltd., a British Virgin Islands limited liability company ("Labsyl"). Pursuant to the Labsyl Power of Attorney (described in Item 6 below), Pierre Schurmann (the "Reporting Person") is the sole power-of-attorney with sole voting power with respect to such shares.
  
  2. 350,829 Ordinary Shares are held directly by Coppi International Ltd., a British Virgin Islands limited liability company ("Coppi"). Pursuant to the Coppi Power of Attorney (described in Item 6 below), the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares. This amount includes an additional 167,648 Ordinary Shares transferred from Heru Investment Holdings Ltd. to Coppi International Ltd. on June 27, 2025 over which Pierre Schurmann retains sole voting authority.
  
  3. 145,486 Ordinary Shares are held directly by Rodrigo Natale. Pursuant to the Natale Power of Attorney (described in Item 6 below), the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares.
  
  4. 12,718,912 Ordinary Shares are held directly by Heru Investment Holdings Ltd., a British Virgin Islands limited liability company ("Heru"), Heru is controlled indirectly by Pierre Schurmann, the Reporting Person. This reflects a decrease of 497,825 shares from the previously reported 13,216,737 Ordinary Shares listed in the initial Schedule 13D filed May 15, 2025.
  
  5. 1,465,116 Ordinary Shares received directly in connection with the conversion of accrued advisory and service compensation into equity. The shares were issued at a conversion price of $0.43 per share, based on the calculation date of May 7, 2025.
  
  6. The percentage set forth in row (13) is based on the Issuer's 92,257,843 Ordinary Shares outstanding on July 2, 2025, based on the 34,553,071 Ordinary Shares outstanding as disclosed in the Issuer's Annual Company Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on April 30, 2025, the additional 662,941 Ordinary Shares issued and outstanding as disclosed in the Issuer's Form 6-K filed with the SEC on January 11, 2024, the additional 226,470 Ordinary Shares issued and outstanding as disclosed in the Issuer's Form 6-K filed with the SEC on February 20, 2024, the 3,680,982 Ordinary Shares issued and outstanding as disclosed in the Issuer's Form 6-K filed with the SEC on December 31, 2024
  
  * Includes 300,000 Class FF Shares, par value US$0.00001 per share, with each class FF share having one thousand votes, owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nvni Group Limited
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001

## Item 2. Identity and Background
Name of person filing: Pierre Schurmann
Residence or business address: P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and Chair of the board of directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Brazilian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 27, 2025 Heru, an entity through which Pierre Schurmann holds securities of the Issuer, transferred (i) 167,648 Ordinary Shares to Coppi and (ii) 330,177 Ordinary Shares to Mercato Partners Acquisition Group LLC ("Mercato"). The Ordinary Shares transferred to Coppi (167,648 shares) and Mercato (330,177 shares) were transferred by Heru. These transfers did not involve the payment of funds; rather, they were effected through the reallocation of previously held securities. Accordingly, the source of the securities is classified as "Other" (OO).

On June 27, 2025, the Ordinary Shares acquired by Pierre Schurmann, in the amount of 1,465,116 shares, were issued by the Issuer in exchange for advisory services rendered by the Reporting Person. No cash consideration was paid for these shares. Accordingly, the source of funds for this acquisition is classified as "SC" (Subject Company), as the securities were issued directly by the Issuer to the Reporting Person as compensation.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person caused the transfer of 497,825 shares of the Issuer from Heru Investment Holdings Ltd. to the following entities: Coppi and Mercato. The transfers were made to facilitate an internal reallocation of ownership interests among entities controlled or influenced by the Reporting Person. The Reporting Person retains voting power over certain of these shares pursuant to an irrevocable power of attorney.

The Reporting Person received 1,465,116 Ordinary Shares as part of an equity conversion transaction relating to advisory compensation owed by the Issuer. The shares were issued in the ordinary course of business in lieu of cash consideration and were not acquired with the purpose of changing or influencing control of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment to the Initial Schedule 13D, the Reporting Person beneficially owns 14,351,676 shares of Ordinary Shares of the Issuer, which represents 15.55% of the Issuer's Ordinary Shares, based on 92,257,843 outstanding Ordinary Shares as of July 2, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person beneficially owns 14,351,676 shares of the Issuer's Ordinary Shares and exercises voting control over 314,351,676.00 Ordinary Shares and dispositive control over 14,351,676 Ordinary Shares, taking into account 300,000 Class FF Shares with each class FF share having one thousand votes, owned by the Reporting Person.
Transactions in the class effected during the past sixty days:
On June 27 ,2025, Heru, an entity controlled by the Reporting Person, transferred an aggregate of 497,825 Ordinary Shares of the Issuer. Of these, 167,648 shares were transferred to Coppi, and 330,177 shares were transferred to Mercato.

On June 27, 2025, the Issuer issued a total of 5,906,976 Ordinary Shares to various individuals, including members of the Issuer's board of directors, in connection with the conversion of accrued advisory and service compensation into equity. The shares were issued at a conversion price of US$0.43 per share, based on a calculation date of May 7, 2025. As part of this transaction, the Reporting Person received 1,465,116 Ordinary Shares in satisfaction of $630,000.00 in advisory compensation owed to him by the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

## Signatures
- Pierre Schurmann: /s/ Pierre Schurmann, Pierre Schurmann/Chief Executive Officer and Chair of the Board (07/07/2025)